

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2021

Jonathan G. Ornstein
Chief Executive Officer
Mesa Air Group, Inc.
410 North 44th Street, Suite 700
Phoenix, AZ 85008

      Re: Mesa Air Group, Inc.
          Amendment No. 1 to Registration Statement on Form S-3
          Filed January 25, 2021
          File No. 333-251290

Dear Mr. Ornstein:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-3

Incorporation of Certain Information by Reference, page 2

1. Please revise to specifically incorporate by reference your current report on Form 8-K filed on December 11, 2020.

Exhibits

2. Please obtain and file a revised opinion regarding the legality of the warrants that addresses whether the warrants are binding obligations of the registrant. For guidance, refer to Section II.B.1.f of Staff Legal Bulletin No. 19. In addition, please ensure that such opinion is signed by counsel.

Please contact Laura Nicholson, Special Counsel, at (202) 551-3584 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Greg Hall